Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

May 15, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) today announced its financial results for the three and nine months ended March 31, 2012. All amounts in this news release are in Canadian dollars. The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Kimber’s condensed consolidated interim financial statements and management’s discussion & analysis for the three and nine months ended March 31, 2012 are now available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.com.

As at March 31, 2012, Kimber had working capital of $4.31 million (June 30, 2011 - $7.69 million), which includes $2.96 million (June 30, 2011 - $8.40 million) in cash and cash equivalents. Kimber’s net loss for the three months ended March 31, 2012 was $987,341 or $0.01 per common share compared with a net loss of $893,431 or $0.01 loss per share for the three months ended March 31, 2011.

Kimber’s shareholders’ equity was $62.77 million at March 31, 2012, a decrease of $0.58 million from $63.35 million at December 31, 2011. The decrease is due to the net loss during the quarter, however certain expenditures mainly related to exploration and technical advancement at Monterde, were capitalized as mineral interests.

“During 2012 Kimber continued to successfully drill at Monterde and released a number of high-grade gold-silver intercepts including the intersection of a new structure northeast of Carmen by drill hole MTRD-142A grading 18.3 g/t gold and 374.3 g/t silver over 7 metres reported on January 26, 2012,” said Gordon Cummings, President and CEO of Kimber Resources.

Selected information

The following information is for the three months ended March 31, 2012 and 2011:

	For the three months ended
	March 31, 2012	March 31, 2011
Results of operations
Net loss	$(987,341)	$(893,431)
Net loss per share – basic and diluted	$(0.01)	$(0.01)

Net cash used in operations	$(834,437)	$(644,134)
Net cash used in investing activities	$(2,786,985)	$(1,077,305)
Net cash provided by (used in) financing activities	$15,777	$(200,434)

	For the nine months ended
	March 31, 2012	March 31, 2011
Results of operations
Net loss	$(2,589,071)	$(2,176,941)
Net loss per share – basic and diluted	$(0.03)	$(0.03)

Net cash used in operations	$(1,913,346)	$(1,622,864)
Net cash used in investing activities	$(11,166,842)	$(2,710,183)
Net cash provided by financing activities	$7,612,519	$11,665,848

The following information is as at March 31, 2012 with comparable information at June 30, 2011.

	March 31,	June 30,
	2012	2011
Financial position
Cash and cash equivalents	$2,955,766	$8,401,429
Current assets	5,199,098	9,607,731
Mineral interests	57,864,248	48,839,128
Total assets	63,659,391	58,995,943
Current liabilities	887,487	1,915,016
Total liabilities	887,487	1,915,016
Shareholders’ equity	62,771,904	57,080,927

Working capital	$4,311,611	$7,692,715

The net losses for Kimber for the three months ended March 31, 2012 and 2011 include non-cash charges for share-based compensation of $388,850 in 2012 and $328,025 in 2011. The net losses for Kimber for the nine months ended March 31, 2012 and 2011 include non-cash charges for share-based compensation of $666,051 in 2012 and $518,531 in 2011.

Updated Mineral Resource Estimate

Kimber continues to advance towards the completion of its Updated Mineral Resource Estimate for the Carmen deposit.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high-grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR.There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. James A. Currie P.Eng., Chief Operating Officer of the Company. The exploration activities at the Monterde project site are now carried out under the supervision of James A. Currie P.Eng. (previously Mr. Petrus (Marius) Mare), who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed herein. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC.U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.